Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 30, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11619
Dividend Growers and Tax-Advantaged Income Portfolio, Series 41
(the “Trust”)
CIK No. 2022996 File No. 333-280456

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please include additional disclosure on the percentage breakdown of the portfolio construction between the investments in ETFs and common stocks. If the construction is intended to be flexible, please state that the percentage breakdown of the portfolio construction is available in the Trust’s Schedule of Investments.

Response:The Sponsor does not intend to allocate specific percentages of the portfolio to investments in ETFs and Common Stocks. However, the Trust notes that the final portfolio holdings, broken down by investments in ETFs and Common Stocks, will be listed in the Schedule of Investments. Therefore, the Trust believes the disclosure, as currently presented, is sufficient for investor comprehension.

2.Given that the universe of common stocks may include those with a market capitalization of over $5 billion, please include disclosure in the Portfolio Selection Process and Risk Factors sections, as appropriate, if the Trust has exposure to small and/or mid capitalization companies.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the Portfolio Selection Process and Risk Factors sections of the Trust’s prospectus.

Risk Factors

3.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon